March 13, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (770) 804-0509

Mr. Paul Kelly
President
NB Telecom, Inc.
Saxonburg, Pennsylvania 16056

> **Re:** **NB Telecom, Inc.**
> **Amendment Number Two to Registration Statement on Form SB-2**
> **Filed on February 12, 2007**
> **File Number 333-134073**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment number 1; however, it appears that NB Telecom, Inc. is a successor under Rule 12g-3(a). In particular, we note that after the spin-off of Datone, NB Telecom represents the vast majority of the assets of USIP. Please revise.

2. We note your response to prior comment number 2; however, we did not see your response regarding the discussion of the ownership changes of USIP.com. Please revise accordingly.

Summary Financial Information, page 2

3.   Please revise the line item Statement of Income Data to refer to Statement of Operations data. In addition, please revise to include operating income (loss) and net income (loss) information in the summary table of financial information.

Material Federal Income Tax Consequences of the Spinoff, page 14

4.   While we note your response to prior comment number 9; however, we see that you have not revised your disclosure about assuming the tax consequence in issue. Please revise to make your disclosure here consistent with your opinion in exhibit 8.1 that the Transaction will be tax-free.

Capitalization, page 21

5.   You state that as of the spinoff record date (August 24, 2006), the number of shares of common stock of NBT held by USIP was 49,632,222 which is equal to the number of shares of USIP common stock currently outstanding. On page 49 (Note 11 – Spinoff) you state that as of the date of this report, the transaction has not been completed. Please revise the disclosure in footnote 1 to the capitalization table to state that although the spinoff record date has past the transaction has not been completed and is reflected assuming the spinoff transaction took place on September 30, 2006. The common stock line item should reflect the common stock $.001 per value 100,000,000 authorized at September 30, 2006 and the amount of shares outstanding.

Management Discussion and Analysis, page 23

6.   We note your response to prior comment number 11; however, we did not see changes to the disclosure. Please revise to discuss the company's financial condition, cash flows and net loss with respect to your income statement.

Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 43

7.   We noted your response to comment 18. Please revise the financial statements to state the total amount of common expenses (paid by USIP) not recorded in your financial statements for each period presented, if any. Describe how common expenses paid by USIP have been allocated to the company's financial statements and state how the method used to allocate the expenses is reasonable. Refer to Staff Accounting Bulletin Topic 1.B. and confirm that the financial statements reflect all costs of doing business.

Other Regulatory

8.   Please revise to provide updated financial statements in accordance with Item 310(g) (2) of Regulation S-B and provide a current consent in any amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Christina Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Richard W. Jones
        Buker, Jones & Haley
        115 Perimeter Center Place – Suite 170
        Atlanta, GA 30346-1238